UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33934

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cape Bank Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cape Bancorp, Inc.

225 North Main Street

Cape May Court House, New Jersey 08210

CAPE BANK EMPLOYEES’ SAVINGS
& PROFIT
SHARING PLAN

Financial Statements and Supplemental Schedules

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN

December 31, 2015 and 2014

Table of Contents

Page

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplementary Information

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	18

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	19

Report of Independent Registered Public Accounting Firm

The Board of Directors
Cape Bank Employees’ Savings & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Cape Bank Employees’ Savings & Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Philadelphia, Pennsylvania

June 27, 2016

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value (note 3)	$6,295,148	$6,553,820
Investments at contract value (note 4)	684,403	662,073

Receivables:
Participant contributions	25,540	-
Employer contribution	306,853	113,947
Notes receivable from participants	203,263	302,998
Total assets	7,515,207	7,632,838
Liabilities:
Accrued expenses	-	-
Total liabilities	-	-
Net assets available for benefits	$7,515,207	$7,632,838

See accompanying notes to financial statements

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2015 and 2014

	2015	2014
Additions:
Net appreciation in fair value of investments	$164,238	$313,998
Dividend and interest income	132,403	158,572
Net investment income	296,641	472,570
Interest on notes receivable from participants	10,554	10,369
Contributions:
Employers’	304,970	115,070
Participants’	693,896	523,330
Rollovers	676,551	102,849
Total contributions	1,675,417	741,249
Total additions	1,982,612	1,224,188

Deductions:
Benefits paid to participants	2,075,432	2,860,548
Administrative expenses	24,811	27,862
Total deductions	2,100,243	2,888,410
Net decrease	(117,631)	(1,664,222)
Net assets available for benefits:
Beginning of year	7,632,838	9,297,060
End of year	$7,515,207	$7,632,838

See accompanying notes to financial statements.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Description of Plan

The following description of Cape Bank Employees’ Savings & Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established on November 1, 2007 and is a defined contribution plan covering all full-time employees of Cape Bank (“Bank”) who have completed three months of service and are age twenty one or older. Participants are eligible to receive employer contributions upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank is a wholly owned subsidiary of Cape Bancorp, Inc.

(b)	Contributions

Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan document and subject to certain limitations. Participants who have attained age 50 by the close of the Plan year are also eligible to make catch-up contributions under Internal Revenue Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan also allows for Roth Deferrals by participants. Contributions are subject to certain limitations.

The Plan also includes a discretionary employer match option. Additional profit sharing amounts may be contributed at the option of the Bank’s board of directors. In 2015 and 2014, the Bank contributed 100% of the first 3% and 50% for the next 2%, and 100% of the first 2%, respectively, of eligible compensation that participants contributed to the Plan. There were no profit sharing contributions in 2015 or 2014.

Effective April 1, 2015, the Plan was amended to change certain contribution criteria. Participants eligible for the matching contribution includes all active participants on the last day of the Plan year. Participants eligible for contributions other than matching contributions, are active participants on the last day of the Plan year with at least 1,000 hours of service during the latest accrual computation portion ending on or before that date. Effective April 1, 2015, the Plan was also amended to include Colonial Bank employees as eligible participants under the Plan.

Effective September 1, 2015, the Plan was amended to include an automatic contribution arrangement provision to the plan which automatically enrolls participants into the retirement plan and set the participant salary deferral rate at 4%, unless the participant elects a different salary deferral rate.

On September 21, 2016 and effective for the 2016 Plan year, the Plan was amended to return to a safe harbor Plan. The Bank will match 100% of the first 3% of a participant’s contribution, plus an additional 50% of the next 2%.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Bank’s contributions, b) Plan earnings, and charged with an allocation of administrative expenses that are paid by the Plan, and is charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined, or specific participant transactions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

(d)	Retirement, Death and Disability

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

(e)	Vesting

Participants are immediately 100% vested in their contributions plus actual earnings, plus all employer matching and profit sharing contributions thereon.

(f)	Payment of Benefits

On termination of service due to death, disability, retirement, or other termination of employment, a participant or their estate may elect to receive a lump-sum amount, installment payments or distributions in kind of Cape Bancorp, Inc. stock equal to the value of the participant’s vested interest in his or her account.

(g)	Notes Receivable from Participants (Participant Loans)

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan transactions are treated as a transfer to (from) the investment account from (to) notes receivable from participants. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined monthly by the Plan administrator and all loans were 4.25% at December 31, 2015. The maximum duration of a loan is five years unless the loan is used to purchase a primary residence. Principal and interest are paid through payroll deductions.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

(b)	Investment Valuation and Income Recognition

Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefit Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors, trustee, and insurance companies. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(e)	Risks and Uncertainties

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(f)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

(g)	Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Bank. Expenses that are paid by the Bank are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

(h)	Concentration of Credit Risk

The following table reflects concentrations of individual issues within the plan that were equal to or greater than 10% of the total plan assets:

	2015	2014
CAPE BANK COMMON STOCK	16.70%	12.35%
PRINCIPAL LGCAP S&P 500 INDEX SA-R4	10.80%	11.24%
PRINCIPAL MIDCAP S&P 400 IDXEX SA-R4	N/A	10.02%

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(i)	Recent Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value practical expedient in Accounting Standards Codification 820. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. Management has elected to early adopt the provisions of this new standard. Accordingly, the standard was retrospectively applied.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III is not applicable to the Plan. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted. The amendments within Parts I and II require retrospective application. Management has elected to early adopt the provisions of Parts I and II of this new standard. Accordingly, these provisions were retrospectively applied.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(3)	Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

●	quoted prices for similar assets or liabilities in active markets;

●	quoted prices for identical or similar assets or liabilities in inactive markets;

●	inputs other than quoted prices that are observable for the asset or liability;

●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observables and minimize the use of unobservable inputs.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan. There have been no changes in methodologies used at December 31, 2015 and 2014.

Bank common stock: Investments in Bank common stock is stated at fair value as determined by quoted market prices (Level 1 inputs).

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.

Collective trust accounts (“CTA”) and pooled separate accounts (“PSA”) are valued at NAV. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. CTAs and PSAs are valued based upon the units of such CTA or PSA held by the Plan at year end multiplied by the respective unit value. The unit value of the pooled separate accounts are based upon significant observable inputs, although are not based upon quoted market prices in an active market. The underlying investments of the pooled separate accounts consist solely of mutual funds, each of which follows a separate investment strategy. The fair values of participation units held in common collective trust funds were based on their net asset values, as reported by the managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Fair value measurements at December 31, 2015 using
	Quoted
	prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Cape Bancorp, Inc. common stock	$1,256,425	$-	$-	$1,256,425
Mutual funds	2,247,943	-	-	$2,247,943
Total assets in the fair value hierarchy	$3,504,368	$-	$-	$3,504,368
Investments measured at net assets value (a)				$2,790,780
Investments at fair value				$6,295,148

	Fair value measurements at December 31, 2014 using
	Quoted
	prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Cape Bancorp, Inc. common stock	$891,403	$-	$-	$891,403
Mutual funds	2,871,546	-	-	2,871,546
Total assets in the fair value hierarchy	$3,762,949	$-	$-	$3,762,949
Investments measured at net assets value (a)				$2,790,871
Investments at fair value				$6,553,820

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments measured at fair value based on NAV per share practical expedient as of December 31, 2015 and 2014, respectively.

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled separate accounts and Collective trust accounts	$2,790,780	N/A	Daily	N/A

December 31, 2014
Pooled separate accounts and Collective trust accounts	$2,790,871	N/A	Daily	N/A

(4)	Fully Benefit-Responsive Investment Contracts

The Plan holds a traditional investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The following represents the disaggregation of contract value.

	2015	2014
Traditional investment contract	$684,403	$662,073

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at the specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 2 percent. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Examples of such events include the following:

1.	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.	Premature termination of the contracts

3.	Plan termination or merger

4.	Changes to the Plan’s prohibition on competing investment options

5.	Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

1.	An uncured violation of the Plan’s investment guidelines

2.	A breach of material obligation under the contract

3.	A material misrepresentation

4.	A material amendment to the agreements without the consent of the issuer.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

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Notes to Financial Statements

December 31, 2015 and 2014

The average yields earned by the guaranteed investment contract are as follows:

	2015	2014

Based on actual earnings	1.40	1.55
Based on interest rate credited to participants	1.85	2.00

(6)	Administration of Plan Assets

The Plan’s assets are administered under a contract with Principal Trust Company, Inc., the trustee of the Plan. The trustee invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants.

(7)	Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor (“DOL”) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds multiple sub-advisors funds managed by Principal Financial Group, the Plan’s investment manager and the Plan’s trustee, which qualify as party-in-interest transactions. The Plan also holds shares of Cape Bancorp, Inc. common stock (Note 3). Notes receivable from the participants held by the Plan are also considered party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

Certain professional fees for the administration of the Plan were paid by the Bank on behalf of the Plan. During 2015 and 2014 the Plan paid Principal as custodian, trustee and recordkeeper $24,811 and $27,862 respectively.

(8)	Rights upon Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. See Note 10 for subsequent event disclosure.

(9)	Tax Status

The Internal Revenue Service (“IRS”) issued an opinion letter dated September 30, 2008 indicating that the prototype adopted by the Plan through December 31, 2013, as then designed, was in compliance with applicable requirements of the Internal Revenue Code (“IRC”). Effective January 1, 2014, the Plan adopted a new Plan document and have applied for a determination from the IRS. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the IRC.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

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Notes to Financial Statements

December 31, 2015 and 2014

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(10)	Subsequent Events

On January 5, 2016 Cape Bank announced in a joint press release with Ocean First Bank that Cape Bancorp and subsidiaries had entered into a definitive agreement to be purchased by Ocean First Bancorp of Toms River, New Jersey. This transaction closed on May 2, 2016. The Plan will be maintained through the year ending 2016. At year-end, the Plan’s assets and loans will be transferred into the Ocean First Bank 401(k) Plan. At that time, the Cape Plan will be effectively merged into the Ocean First Bank 401(k) Plan and cease to exist.

(11)	Delinquent Participant Contributions

For the year ended December 31, 2014, the Bank did not remit certain participant contributions to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule of Delinquent Participant Contributions, which totaled $142, were fully corrected through the Department of Labor Voluntary Fiduciary Correction Program in 2015. Additionally, the Bank has compensated participants for lost earnings resulting from the delay in contributions in 2016.

SUPPLEMENTARY INFORMATION

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2015

Name of Plan Sponsor: Cape Bank

Employer Identification Number: 21-0600992

Three-digit Plan Number: 003

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan (1)	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$142	$-	$-	$142	$-

(1) Amount does not include participant loan repayments.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

Name of Plan Sponsor: Cape Bank

Employer Identification Number: 21-0600992

Three-digit Plan Number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

Investments
*	Cape Bancorp, Inc. Common Stock	COMMON STOCK	#	$1,256,425
Mutual Funds
	Aston Asset Management	ASTON / HARRIONS ST RI EST N FUND	#	197,376
	Legg Mason	CLEARBRIDGE LG CAP GR A FUND	#	729,825
	Dreyfus Funds	DREYFUS OPP MIDCAP VALUE A FUND	#	24,537
	Fidelity Investments	FIDELITY ADV LARGE CAP A FUND	#	20,481
	JP Morgan Funds	JP MORGAN CORE PLUS BOND A FUND	#	192,889
	Lord Abbett	LORD ABBETT SHTDRTN INC R3 FUND	#	167,029
	MFS Investment Management	MFS CONSERV ALLOC R3 FUND	#	135,555
	MFS Investment Management	MFS GROWTH ALLOC R3 FUND	#	67,345
	MFS Investment Management	MFS MODERATE ALLOC R3 FUND	#	73,239
	Oakmark	OAKMARK INT'L II FUND	#	297,680
	Prudential Investment Management Service	PRUDENTIAL GOVT INCOME A FUND	#	229,645
	Putnam Investments	PUTNAM EQUITYINCOME A FUND	#	112,342
Pooled Separate Accounts
*	Principal Life Insurance Company	PRINCIPAL LGCAP S&P 500 INDEX SA-R4	#	810,903
*	Principal Life Insurance Company	PRINCIPAL MIDCAP S&P 400 IDXEX SA-R4	#	694,586
*	Principal Life Insurance Company	PRINCIPAL SMCAP S&P 600 INDEX SA-R4	#	221,116
Collective Trust Accounts
*	Principal Trust Company	PRINCIPAL TRUST INCOME FUND R6	#	10,909
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2010 FUND R6	#	24,184
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2015 FUND R6	#	163,568
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2020 FUND R6	#	249,958
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2025 FUND R6	#	288,935
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2030 FUND R6	#	23,615
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2035 FUND R6	#	113,700
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2040 FUND R6	#	26,533
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2045 FUND R6	#	99,824
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2050 FUND R6	#	34,173
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2055 FUND R6	#	20,906
*	Principal Trust Company	PRINCIPAL TRUST TARGET 2060 FUND R6	#	7,870

Fully Benefit-Responsive Investment Contracts
Guaranteed Investment Contract		PRINCIPAL FIXED INCOME GUARANTEE OPTION	#	684,403
Notes Receivable from Participants
*	Participant loans	Interest rates of 4.25%	$0	203,263
				$7,182,814

*	Denotes party in interest
#	Investment is participant-directed, therefore historical cost is not required.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2016	Retirement Plan for OceanFirst Bank
Employee Profit Sharing Plan

	By:	/s/ Gary S. Hett
Gary S. Hett
Plan Administrator